Attorney-Client Communication; Privileged and Confidential

October 28, 2014

VIA EDGAR TRANSMISSION

Mellissa Campbell Duru, Esq.

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambit Biosciences Corporation
Schedule TO-T and TO-T/A filed by Charge Acquisition Corp. and Daiichi Sankyo Company, Ltd.
Filed on October 10 and October 15, 2014, respectively
File No. 005-87467

Dear Ms. Campbell Duru:

On behalf of our clients, Daiichi Sankyo Company, Ltd. (“Daiichi Sankyo” or “Parent”) and Charge Acquisition Corp. (“Purchaser” and together with Daiichi Sankyo, the “Filing Parties”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2014 (the “Comment Letter”), relating to the above-referenced Schedule TO-T and Schedule TO-T/A filed on October 10, 2014 and October 15, 2014, respectively (the “Schedule TO”). We have also revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Schedule TO (“TO Amendment 2”), which reflects these revisions and certain general updates.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold below. Page references in the text of this letter correspond to the pages of TO Amendment 2. The responses and information described below are based upon information provided to us by the Filing Parties. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(i) thereto (the “Offer to Purchase”).

General

1.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

We believe that the contingent value rights (the “CVRs”) described in the Offer to Purchase are not “securities” that would require registration under the Securities Act of 1933 (the “Securities Act”), but instead represent contractual rights to receive specified payments upon the achievement of certain commercialization related milestones relating to quizartinib as further described below. In prior Staff no-action letters, the Staff has not recommended enforcement action in connection with the issuance without registration under the Securities Act of contractual contingent payment rights possessing the same key characteristics as the CVRs. As noted in Forest Laboratories, Inc. (March 25, 2011), the Staff has consistently granted such no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

i.	“the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

ii.	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

iii.	the rights are non-transferable, except by operation of law or by will or intestacy;

iv.	the rights will not be evidenced by any form of certificate or instrument; and

v.	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.”

(Additionally, please see e.g., Lorimar, Inc. (November 4, 1985); Essex Communications Corp. (June 28, 1988); Slater Development Corp. (April 7, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

Staff No Action Letter Precedents

The Staff has established its position for not requiring registration of contractual contingent payment rights as “securities” in the precedents listed above and described in further detail below.

For example, in Essex Communications Corp., supra, the Staff permitted the distribution of a deferred cash consideration right as part of the consideration for Essex’s acquisition by merger of U.S. Cable Television Group without requiring that such rights be registered under the Securities Act. The value of these rights was related in part to the number of subscribers to certain cable networks, which was uncertain as of the transaction’s closing. The Staff’s decision to not recommend enforcement action was based on the following facts: (a) the rights were an integral part of the consideration to be received in the transaction; (b) the rights did not represent an ownership interest in the company; (c) the rights were not transferable except by operation of law or by will; (d) the rights were not represented by any form of certificate or instrument; and (e) any amount ultimately paid to the holders of the rights would not depend upon the operating results of the acquiring company.

In Minnesota Mining and Manufacturing Company, supra, the Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of the company’s stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company. The Staff cited the following facts as being particularly relevant to its decision: (a) the rights were an integral part of the consideration to be received in the merger; (b) the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; (c) the rights bore no stated rate of interest; (d) the rights were not assignable or transferable except by operation of law; and (e) the rights were not represented by any form of certificate or instrument.

In Slater Development Corp., supra, the Staff did not require deferred cash consideration rights constituting part of the consideration in a merger to be registered under the Securities Act. The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit. The Staff cited the same facts as in Essex as being particularly salient to its decision.

Finally, in Genentech Clinical Partners III, supra, the Staff did not require registration of contingent payment rights, which were partial consideration for an acquisition, were calculated as a percentage of the net revenue from future sales in the United States of America of products containing a certain ingredient, to not be registered under the Securities Act. The Staff, in making its decision, “particularly noted that the rights are an integral part of the consideration to be received by selling security holders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc. or the Partnership.”

Recent Transactions

The long-standing standards reflected in the precedents listed and described above have been relied upon in subsequent transactions involving contractual contingent value rights that were not registered as “securities” under the Securities Act, including contingent payments conditioned upon the achievement of regulatory and/or commercialization related milestones similar to the Milestones required in this transaction.

In its October 2008 acquisition of Lev Pharmaceuticals, ViroPharma, Incorporated’s consideration consisted of an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two cash payments, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a delineated time period.

In December 2008, Ligand Pharmaceuticals Incorporated acquired Pharmacopeia, Inc. In that acquisition, Ligand agreed to pay Pharmacopeia stockholders a specified amount of cash, shares of common stock of Ligand and a contingent value right entitling such Pharmacopeia stockholders to an aggregate cash payment of $15 million if Ligand entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program on or prior to December 31, 2011.

When Endo Pharmaceuticals Holdings Inc. purchased Indevus Pharmaceuticals, Inc. in March 2009, the merger consideration comprised an upfront cash payment and a non-transferable contingent value right to receive up to an additional $3.00 per share for certain milestones relating to Nebido, an Indevus product. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a specified type of label. The full amount of this payment would be payable either upon FDA approval without such label, or if the product was subject to such label, upon achievement of a certain sales target for the product. The second contingent payment would become payable if the FDA approved an additional specified product within a given time frame.

In Forest Laboratories’ April 2011 acquisition of Clinical Data, Forest agreed to pay Clinical Data shareholders $30.00 per share in cash plus grant contractual contingent rights to receive up to an additional $6.00 per share in cash payments contingent upon the achievement of certain commercial milestones related to future net sales of Viibryd or other products containing vilazadone hydrochloride within specified time periods.

Lastly, in Cubist Pharmaceuticals, Inc.’s September 2013 acquisition of Trius Therapeutics, Cubist agreed to pay Trius shareholders $13.50 per share in cash plus one non-transferrable contingent value right for each share which represented the contractual right to receive up to $2.00 per share upon the achievement of certain milestones. A holder of a contingent value right was entitled to a cash payment of $1.00 if net sales of certain products in 2016 were greater than $125 million plus an additional amount for each $1 million of net sales of certain products in 2016 that were in excess of $125 million, up to a maximum payment of $2.00 for each contingent value right then held by such holder.

The Contingent Value Rights

Each of the five factors listed above are applicable to the CVRs in this transaction. The Filing Parties structured the CVRs to comply with the Staff’s criteria. For each Share tendered in the Offer, a tendering security holder will receive a CVR which grants the right to receive a payment of $2.25 per CVR upon the First Commercial Sale in the United States of America following Marketing Authorization of a Product for remission induction with patients with acute myeloid leukemia (“AML”), either alone or in combination with any other therapy, subject to conditions specified in Section 2.4(b) of the CVR Agreement (the “Front Line Milestone”). A

Front Line Milestone will not be achieved if the Product’s Marketing Authorization requires that a patient have received at least one prior systemic therapy for AML. Each CVR holder is also entitled to receive a payment of $2.25 per CVR upon the First Commercial Sale in the United States of America following Marketing Authorization of the Product for the treatment of FMS-like tyrosine kinase 3-positive AML in patients who have received at least one prior systemic therapy for AML (the “Second Line Milestone” and together, with the Front Line Milestone, the “Milestones” and each, a “Milestone”).

The CVRs are an integral part of the consideration to be received in the Offer and the Merger and will be granted pro-rata. They represent the right to payments in the manner delineated above. As stated in the Contingent Value Rights Agreement (the “CVR Agreement”) and the Offer to Purchase, the CVRs do not represent any equity or ownership interest in Daiichi Sankyo or the Purchaser and do not have any voting or dividend rights. They also do not bear a stated rate of interest. The CVRs will not be transferable except under the following conditions: (a) upon death of a holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by the Book-Entry Transfer Facility; or (e) from the CVR holder, at such CVR holder’s option, to Daiichi Sankyo, in which case such transferring holder abandons all of such holder’s remaining rights in a CVR. The CVRs will not be evidenced by any form of certificate or instruments. Any amount ultimately paid to the CVR holders is not dependent on the operating results of the Filing Parties or Ambit Biosciences Corporation (“Ambit”) but rather is dependent upon the achievement of the Front Line Milestone or Second Line Milestone, as applicable.

Based on the foregoing arguments presented, we respectfully submit that the CVRs do not qualify as “securities” required to be registered under the Securities Act.

2.	Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

Prompt Payment Provisions of Rule 14e-1(c)

We believe that the Offer complies with the prompt payment requirements of Rule 14e-1(c). Rule 14e-1(c) provides that “no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer”. As set forth in the Offer to Purchase and related Letter of Transmittal, the merger consideration consists of the right to receive $15.00 per Share in cash (the “Closing Amount”) plus one CVR per Share, which represents the contractual right to receive a cash payment of up to $4.50 per CVR if certain commercialization related milestones relating to quizartinib, as described in and under the conditions set forth in the CVR Agreement (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”). Since the CVRs are

not deferred cash payments to Ambit stockholders but instead are contractual rights to receive cash payments if and only if certain commercialization related milestones (in accordance with terms of the CVR Agreement) are achieved, they will be paid in compliance with the prompt payment rule. As described in the Offer to Purchase, the Offer Price will be paid immediately upon the closing of the Offer.

Once Daiichi Sankyo pays the Offer Price, accepts the Shares validly tendered and not validly withdrawn in the Offer and enters into the CVR Agreement with Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”), the rights of holders of CVRs will be fixed under the CVR Agreement. The CVRs represent the binding obligations of Daiichi Sankyo under the CVR Agreement, and holders of CVRs shall be entitled to enforce such obligations from and after the consummation of the Offer and pursuant to the terms of the CVR Agreement. Section 6.4 of the CVR Agreement explicitly states that the holders of CVRs are intended third party beneficiaries of the CVR Agreement. Section 6.4 provides the following:

“Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the, Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder may agree to renounce, in whole or in part, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.”

Additionally, per Section 6.9 of the CVR Agreement, the CVRs are governed by Delaware law. Under Delaware law, determination of third party beneficiary standing is dependent upon intent to benefit the third party. Please see, e.g., Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C-10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). In Global Energy, the court stated “[a] third party beneficiary may recover on a contract made for that third party’s benefit. The creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose.” See Global Energy Finance LLC, supra, at *25 (Del. Super. October 14, 2010). The Offer to Purchase, the CVR Agreement and the Merger Agreement evince a clear intent to make CVR holders intended beneficiaries of the CVR Agreement. The CVR Agreement satisfies the standard described in Global Energy and the other cases listed above.

The Staff has consistently granted no action relief or has not objected to payment of consideration in a tender offer where such consideration includes a contractual right to receive a contingent cash payment upon the achievement of specified milestones in an agreed upon time period. For example, in Boston Scientific’s acquisition of Rubicon Medical Corporation (which involved a tender offer to acquire all outstanding shares of common stock of the company), Boston Scientific proposed to pay, in addition to an upfront cash payment for shares of common stock, an “Additional Payment” to tendering security holders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. Boston Scientific received a Commission comment letter raising similar concerns raised by the Staff in Comment Number 2. In its May 17, 2005 response letter, Boston Scientific wrote, “The component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering security holders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the security holder in compliance with Rule 14e-1(c).” Boston Scientific thereafter accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments upon the achievement of certain FDA approval related milestones. The CVRs are quite similar to the Additional Payments found in Boston Scientific. Like the Additional Payments in Boston Scientific, the cash amounts associated with the CVRs are only payable if and only if certain regulatory and commercial milestones related to quizartinib are achieved, with no further effort required on the part of the holders. The CVRs will be granted at the same time the cash portion of the consideration is paid to tendering security holders. As a result, we espouse the same view expressed by Boston Scientific in its response letter to the Staff that the receipt by a tendering security holder, upon acceptance of his or her shares in a tender offer, of a contractual right to a contingent future payment is in compliance with the prompt payment standards of Rule 14e-1(c).

Furthermore, we maintain that structuring the total merger consideration into two components of an upfront cash payment and CVRs does not in any way contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979). Since Daiichi Sankyo will promptly pay the “consideration” by (a) paying the Closing Amount and (b) entering into the CVR Agreement on or prior to the Offer Acceptance Time, securities tendered by Ambit security holders will not be “tied up” for an unreasonable length of time.

Bearing all of this in mind, we submit that the offer satisfies the prompt payment requirements provided by Rule 14e-1(c).

Item 1004(a) of Regulation M-A

Regulation M-A Item 1004(a) requires that the bidder disclose the material terms of the transaction. Per Item 1(ii) of Regulation M-A Item 1004(a), such disclosure includes the amount and type of consideration being offered to security holders. This information is discussed at length throughout various sections of the Offer to Purchase. On the Cover Page, the Closing Amount and the existence of the CVRs are discussed. The CVRs are then described in further detail in the body of the Offer to Purchase. For example, on page 35 of the Offer to Purchase, under the paragraph titled “Contingent Value Rights Agreement and CVR”, we disclose the following information:

“Daiichi Sankyo has agreed, at or prior to the Offer Acceptance Time, to enter into the Contingent Value Rights Agreement (the “CVR Agreement”), which will govern the terms of the CVRs. The following description assumes that the CVR Agreement will be duly executed by Daiichi Sankyo and the Rights Agent. The CVR Agreement sets forth the circumstances under which Daiichi Sankyo will be obligated to deposit with the Rights Agent the contingent cash payments for distribution to the holders of CVRs and the procedures for making such distributions.

Contingent Value Milestones. The holders of CVRs will have the contractual right to receive up to $4.50 per CVR. Pursuant to the CVR Agreement, each CVR holder would be entitled to receive $2.25 per CVR upon the achievement of the First Commercial Sale (as defined below) in the United States of America following any approval required from the United States Food and Drug Administration (the “FDA”) to market and sell a product in the United States of America following submission of a new drug application for the product to the FDA (“Marketing Authorization”) of any pharmaceutical preparation for human use containing or comprising the compound known as quizartinib or AC220 (or certain specified forms of such compound) (the “Compound”), whether as the sole active pharmaceutical ingredient or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation, presentation and line extension and in any mode of administration) (a “Product”) for remission induction in patients with acute myeloid leukemia either alone or in combination with any other therapy (the “Front Line Milestone”). A Front Line Milestone can only be achieved if the Product’s Market Authorization does not require that a patient have received at least one (1) prior systemic therapy for acute myeloid leukemia (“AML”). In addition, pursuant to the CVR Agreement, each CVR holder will be entitled to receive $2.25 per CVR upon the achievement of the First Commercial Sale (as defined below) in the United States of America following Market Authorization of the Product for the treatment of relapsed or refractory FMS-like tyrosine kinase 3-positive (“FLT3-positive”) AML in patients who have received at least one prior systemic therapy for AML (the “Second Line Milestone” and together, with the Front Line Milestone, the “Milestones” and each a “Milestone”).”

3.	Refer to Section 2.4 (c) of the CVR Agreement. The second sentence of the provision, which commences “[i]f a Payment Amount is payable to a Holder…,” suggests that it is possible for a Milestone Notice to be sent to a Holder but that the Holder may not be entitled to a payment. Please supplementally clarify the circumstances in which a Milestone Notice could be delivered to the holder without a payment and how frequently the bidders expect such an occurrence. We may have further comment.

We acknowledge this comment by the Staff and have accordingly revised Section 2.4(c) of the CVR Agreement as follows:

“(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice as well as any letter of instruction required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice. ~~If a Payment Amount is payable to the Holders, then a~~ At the time the Rights Agent first sends a copy of the Milestone

Notice to the Holders, the Rights Agent will also pay the Payment Amount to each of the Holders (the amount to which each Holder is entitled to receive will be the Payment Amount multiplied by the number of CVRs held by such Holder as reflected on the CVR Register) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.”

4.	We note disclosure in the Offer to Purchase summarizing the provisions of Section 2.4(b) of the CVR Agreement. In addition to the outright achievement of either the Front Line or Second Line Milestones pursuant to the criteria set forth, it appears that a milestone may also be “deemed” to have occurred upon the occurrence of specified events. Please supplementally explain the purpose of this provision, given that the events necessary for the milestone to be “deemed” to occur seemingly overlap with the criteria set forth for milestone achievement.

We acknowledge this comment by the Staff and have accordingly revised the Offer to Purchase as follows:

The disclosure in the third paragraph under the heading “Contingent Value Rights Agreement and CVR” in Section 13 – “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of the Offer to Purchase has been revised as follows:

“In addition to the circumstances described above, ~~I~~ if the Front Line Milestone is achieved before the achievement of the Second Line Milestone, then the Second Line Milestone ~~shall be deemed to~~ will be achieved either (i) upon receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML if such Marketing Authorization has not occurred prior to achievement of the Front Line Milestone or (ii) concurrently with achievement of the Front Line Milestone if receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML has occurred prior to achievement of the Front Line Milestone. If the Second Line Milestone is achieved before the achievement of the Front Line Milestone, then the Front Line Milestone ~~shall be deemed to~~ will be achieved either (i) upon receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, if such Marketing Authorization has not occurred prior to achievement of the Second Line Milestone or (ii) concurrently with achievement of the Second Line Milestone if receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, has occurred prior to achievement of the Second Line Milestone.”

5.	Please clarify your disclosure as to whether holders of CVRs are the beneficiaries of the CVR Agreement. Disclose the contractual rights the holders have against the Parent or and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreement. Disclose for example, any limitations imposed on the enforcement of rights by holders.

In response to this comment by the Staff, we have accordingly revised the Offer to Purchase, as follows:

The disclosure under the heading “What is a CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph as the penultimate paragraph under such heading:

“Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of at least 35% of CVRs have the right to request an audit of Daiichi Sankyo’s records (as well as the records of Purchaser or other affiliates and sublicensees of Daiichi Sankyo) as may be reasonably necessary in order to determine whether a Milestone has been achieved. In the event that a portion of the payment amount due to you remains unpaid six (6) months after delivery of the applicable milestone notice, your ability to enforce your rights under the CVR Agreement will be limited to the legal rights of a general unsecured creditor of Daiichi Sankyo. Additionally, the CVR Agreement grants Daiichi Sankyo the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions do not adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Daiichi Sankyo may also amend the CVR Agreement in a manner that is materially adverse to your interests as a CVR holder provided that Daiichi Sankyo obtains the written consent of the holders of 66% of the outstanding CVRs.”

The text under the heading “Contingent Value Rights Agreement and CVR” in Section 13 – “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of the Offer to Purchase has been amended and supplemented to insert the following new paragraphs before the current last paragraph under such heading:

“Rights of the CVR Holders. Section 6.4 of the CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Furthermore, pursuant to Section 4.5 of the CVR Agreement, holders of at least 35% of the CVRs will have the right to request an audit by an independent public accounting firm of Daiichi Sankyo’s records (as well as the records of Purchaser or other affiliates and sublicensees of Daiichi Sankyo) as may be reasonably necessary in order to determine whether a Milestone has been achieved. If such independent accountant concludes that a payment amount was properly due and that a payment amount should have been made, then Daiichi Sankyo will be required to make payment of such payment amount plus interest, as applicable.

However, the enforcement of the rights of the CVR holders has certain limitations such as the amendment provisions described above. In addition, the CVR Agreement provides that, with respect to any portion of applicable payment amounts that remains undistributed for a period of six months following the delivery of a milestone notice, CVR holders entitled to such payments may look only to Daiichi Sankyo for such payments, but will be accorded no greater rights against Daiichi Sankyo than general unsecured creditors of Daiichi Sankyo under applicable law.”

6.	Please supplementally provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A. In this regard, we note that the consideration offered is not solely cash.

Item 1010(a)-(b) of Regulation MA dictates that bidder financial information be disclosed when such information is material. Given the manner in which the Offer is structured, we do not believe that the Filing Parties’ financial statements are material to the decision of Ambit security holders to participate in the Offer and therefore, such financial statements do not need to be disclosed in the Schedule TO.

Instruction 1 to Item 10 explains “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the Commission stated that there are several factors that should be considered in determining whether bidder financial statements are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.” Since Daiichi Sankyo has, and the Purchaser through Daiichi Sankyo will have, sufficient financial resources to pay the Closing Amount and issue the CVRs to the applicable security holders, we respectfully contend that Daiichi Sankyo’s financial condition is not material to the decision of security holders to tender their securities in the Offer and that Daiichi Sankyo’s ability to finance the transaction is not uncertain.

We respectfully submit that the Filings Parties’ financial statements are not material to a security holder’s decision to tender securities in the Offer for the following reasons:

•	the consummation of the Offer is not subject to any financing condition;

•	none of the Milestones are tied to the financial condition and position of Daiichi Sankyo or the Purchaser;

•

as noted on page 17 of the Offer to Purchase, Purchaser estimates that the total amount of funds required to purchase all outstanding securities of Ambit pursuant to the Offer and to consummate the Merger could be up to approximately $410 million, which consists of approximately $315 million in Closing Amounts and related fees and expenses and up to approximately $95 million in payments pursuant to the CVRs; and

•	as of March 31, 2014, Daiichi Sankyo, a global Japanese pharmaceutical company, based on the foreign exchange spot rate then in effect had a market capitalization of over $11.8 billion and total assets of more than $18.0 billion, including cash, cash equivalents and short-term investments of more than $4.9 billion that exceed the total maximum amount that may be payable with respect to the CVRs, and anticipates that it will continue to have cash, cash equivalents and short-term investments that exceed the total maximum amount that may be payable with respect to the CVRs; and

•	the CVRs represent the only portion of the Offer Price as to which the receipt of cash will not occur at closing. As indicated in Ambit’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission, Ambit’s board of directors considered an illustrative net present value for the CVRs of $1.45 per share in its deliberations to approve the Merger Agreement. This amount represents less than 10% of the $15.00 cash price per share payable upon the closing of the Offer and the Merger.

Considering the foregoing, we respectfully submit that the financial condition of the Filing Parties is not material to a security holder’s decision to tender its securities in the Offer.

Determination of Validity, page 7

7.	You state that your determinations as to the validity of all tenders and withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

We respectfully acknowledge this comment provided by the Staff. We have revised the disclosure in the “Determination of Validity” paragraph accordingly as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Daiichi Sankyo, Ambit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.”

Conditions of the Offer, page 44

8.	When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

The Filing Parties confirm their understanding that if a material condition of the Offer has been waived, they may need to disclose such information to a security holder and extend the Offer depending on the number of the days remaining in the Offer.

9.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Filing Parties confirm their understanding of the points raised in the Staff’s Comment Number 9 above.

* * * *

Attached hereto as Exhibit A is the written acknowledgment requested by the Staff.

Please do not hesitate to call me at 212-455-7135 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Patrick J. Naughton

Patrick J. Naughton, Esq.

Cc: Seth Flaum, Esq., Daiichi Sankyo, Inc.

Exhibit A

Acknowledgement

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHARGE ACQUISITION CORP.

By:	/s/ Craig Bleifer
	Name:	Craig Bleifer
	Title:	Secretary

DAIICHI SANKYO COMPANY, LTD.

By:	/s/ Joji Nakayama
	Name:	Joji Nakayama
	Title:	Representative Director, President and CEO